SHELRON GROUP INC.
                            29 Broadway, suite 1510,
                               New York, NY 10006
                                       USA

                              DATE: APRIL 24, 2006

PLEASE DELIVER THE FOLLOWING PAGES TO:

                Name: Mr. Jason Niethamer
                Organization: United States - Securities and Exchange Commission
                              Division of Corporation Finance
                Fax number:  (202) 772-9210   Phone number: (202) 551-3855


SENDER INFORMATION:

                  From: Eliron Yaron
                  Organization: Shelron Group Inc.
                  Fax number: (646) 219-8003   Phone Number: (216) 836-4041

RE: SHELRON GROUP INC. - GUIDANCE / OPINION
    YOUR FAX DATED: FEBRUARY 22, 2006
    YOUR LETTER DATED DECEMBER 30, 2005
    OUR LETTER DATED MARCH 31, 2006


Dear Mr. Niethamer,

Following the letters as above, I am endorsing by this Shelron's request for prompt GUIDANCE /OPINION, as recommended by our Auditors, and which is needed previously to Shelron's filing its 10KSB December 31, 2005, in connection to the issue as hereinafter described.

I believe that the following description of matters adds valuable information to our responses to your letters as above.


I will seek to follow up with a phone call to you in order to discuss the foregoing.


Sincerely,

/s/ Eliron Yaron

                               Shelron Group Inc.

                         Request for Guidance / Opinion

On December 30, 2005 and February 22, 2006, we received correspondence from you with comments regarding certain of our periodic reports filed during the fiscal year ended December 31, 2005. We previously responded to these comments in a letter dated March 31, 2006 and await your reply. However, there is one comment in particular, Comment No. 5 "Note 6 - Common Stock, page 7" that has been the subject of discussion with our auditors and has caused a delay in the filing of our Annual Report on Form 10-KSB. We request your guidance / opinion, as recommended by our auditors, so that it is understood that we have accurately reflected the classification of permanent equity for shares of common stock issued in connection with the Subscription Agreement we entered into on January 4, 2005 on our balance sheet and in our notes to the financial statements for the fiscal year ended December 31, 2005, before we file our Form 10-KSB.

You have noted the subscription agreement, dated January 4, 2005 and the registration rights clauses included within. You have also noted, and in our response letter, dated March 31, 2006, been provided with letters executed by our investor with respect to the extension of time Shelron has to file a registration statement on Form SB-2 to register 18,500,000 shares (the "Shares"). We would like to further clarify that the penalties were triggered only if the Company did not file the registration statement by a date certain. The penalties did not extend to the failure by the Company to get clearance from the Securities and Exchange Commission to go effective on the registration statement by a certain date. Although we were subject to penalties if we did not file the registration statement by December 31, 2005, we believe that the filing of the registration statement was still within our control during that time because we did not have to rely on an outside party to determine when we must file. This is unlike a penalty if we do not go effective by a certain date, since our ability to go effective would be outside of our control and determined by the Securities and Exchange Commission.

We have recently executed a letter with the investor/subscriber, Mr. Joseph Corso, attached hereto as Annex A , whereby he has clarified his intentions with respect to the two extensions he granted to us in 2005 and in addition, his agreement today to rescind the penalties that began to accrue on January 1, 2006, according to the extension letter dated June 7, 2005. Further, he has continued to give Shelron total control over when to file the registration statement on Form SB-2 to register the Shares, just as in his original extension letter dated in May 2005.

Based on the foregoing we would like to summarize that

(i) penalties were then (in 2005) triggered only if the Company did not FILE a registration statement, which were not incurred and did not accrue in 2005 (ii) the Subscription Agreement dated January 4, 2005, does not include, penalties accruing in the event the Company does not get clearance from the SEC to go effective on a registration statement (iii) Shelron has no control over when it's registration statement, when filed, will go effective since that is determined by the SEC, but it has HAD AND CONTINUES TO HAVE COMPLETE CONTROL over when it must file. (iv) If EITF Topic D-98 is applicable only if an event is outside of the issuer's control, since filing the registration statement is in Shelron's control, then the extensions received and penalties don't trigger the accounting problem presented by Topic D-98, and (v) If the filing, which is in Shelron's control, triggers penalties, but there are no penalties triggered as a result of not going effective within a certain time frame, we don't believe EITF Topic D-98 applies.

We will appreciate guidance/opinion with respect to the Company's present accounting treatment of the shares issued under the Subscription agreement entered into on January 4, 2005, as permanent equity, based on the facts as above described and the relating documentation.

We would like to discuss this issue with you as soon as possible so as to not further delay the filing of our Annual Report on Form 10-KSB. We will seek to follow up with you later today regarding the foregoing.

Sincerely,

/s/ Eliron Yaron

                                     ANNEX A

                                  JOSEPH CORSO

                                 April 24, 2006

Shelron Group, Inc.
29 Broadway
New York, NY 10006

      RE: SHELRON GROUP, INC. SUBSCRIPTION AGREEMENT, DATED JANUARY 4, 2005 (HEREINAFTER "AGREEMENT")

Dear Mr. Yaron,

      I understand that further clarification is needed with respect to my previous Agreement and allowing for extensions of Shelron's obligation to register on a registration statement filed with the Securities and Exchange Commission 18,500,000 shares of common stock (the "Shares") pursuant to the Agreement.

      Please be advised that the extensions previously granted to Shelron were meant to be amendments to the provisions of the Agreement that provided for filing a registration statement to register the Shares within a specified time frame. The extension letters contained agreed upon terms by Shelron and myself and were meant to amend the Agreement so that all matters relating to the timing of the filing of the registration statement covering the Shares are within Shelron's control so that Shelron can use its best efforts to file the registration statement. Any references in the extension letters to penalties that may be triggered or accrue as a result of not filing on a timely basis are eliminated by this letter. Furthermore, I hereby irrevocably agree not to rescind the Agreement, or otherwise demand repayment of the purchase price for the Shares issued in connection with the Agreement due to Shelron's failure to register the Shares as was contemplated in the Agreement.

      I hope the foregoing clarifies my position with respect to amending the Agreement as said.

                                               Sincerely,

                                               /s/ Joseph Corso



AGREED AND ACCEPTED

Shelron Group, Inc.

/s/ Eliron Yaron
Title:  Chairman